February 24,
2020

Scott W. Lynn
Chief Executive Officer
Masterworks 006, LLC
497 Broome Street
New York, New York 10013

       Re: Masterworks 006, LLC
           Draft Offering Statement on Form 1-A
           Submitted January 28, 2020
           CIK No. 0001800977

Dear Mr. Lynn:

        We have reviewed your draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Draft Offering Statement on Form 1-A submitted January 28, 2020

Offering Circular Cover Page, page 1

1. We note your disclosure that "[a]ll Class A shares will be initially offered in all jurisdictions at the same price that is set forth in this offering circular" (emphasis added).
       Please confirm your understanding that at the market offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. See Rule 251(d)(3)(ii) of
       Regulation A.
 Scott W. Lynn
FirstName LastNameScott W. Lynn
Masterworks 006, LLC
Comapany NameMasterworks 006, LLC
February 24, 2020
Page 2
February 24, 2020 Page 2
FirstName LastName
       Please contact Katherine Bagley at (202) 551- 2545 or Jennifer L pez at
(202) 551-3792
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Laura Anthony